Mail Stop 4720

March 4, 2010

Uli Hacksell, Ph.D.
Chief Executive Officer
ACADIA Pharmaceuticals Inc.
3911 Sorrento Valley Boulevard
San Diego, CA 92121

Re: **ACADIA Pharmaceuticals Inc.**
        Form 10-K for the year ended 12/31/2008
        Filed March 10, 2009
        File No. 000-50768

Dear Dr Hacksell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: D. Bradley Peck
       J. Patrick Loofbourrow
       Cooley Godward Kronish LLP
       4401 Eastgate Mall
       San Diego, CA 92121
       Fax: 858-550-6420